

June 3, 2014

Via E-mail
Christopher H. Volk
President and Chief Executive Officer
STORE Capital Corporation
8501 East Princess Drive, Suite 190
Scottsdale, Arizona 85255

> **Re:** **STORE Capital Corporation**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-11**
> **Submitted May 9, 2014**
> **CIK No. 0001538990**

Dear Mr. Volk:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   We note your response to comments 1, 3, 17, and 18 of our comment letter dated March 13, 2014. We will continue to monitor for these, as applicable.

Prospectus Summary, page 1

2.   We note your response to comment 12 of our comment letter dated March 13, 2014. Although we note our previous comment, please explain to us how the information contained in the two charts beginning on page 4 is relevant to an investor in this offering or remove such disclosure. In addition, please describe to us with a view toward disclosure any major adverse business developments with respect to your senior

leadership team's prior performance. In this regard, we note press articles referring to legal action brought by Messrs. Fleischer and Volk against Macquarie in 2010.

Our Competitive Strengths, page 6

3.   We note your disclosure on page 7 that "subject to customary limited exceptions" neither you nor the issuers have any obligation to make principal or interest payments on the notes in the event the lease payments are insufficient to make the note payments. Please revise to briefly describe these customary limited exceptions.

Our Structure, page 12

4.   We note your response to comment 13 of our comment letter dated March 13, 2014 in which you state that "as of December 31, 2013, $1.70 billion of $1.79 billion of the company's total assets are held in multiple bankruptcy remote, special purpose entities, and that the remainder of the company's assets are held by STORE Capital Corporation or one of its other direct, wholly owned subsidiaries." Please revise your disclosure throughout the prospectus to highlight, if true, how your investments in the 622 property locations are pledged as collateral in connection with your private conduit program, STORE Master Funding. Further, please clarify, if true, that rental revenue from all your leases is used first to pay the note holders and you only have the right to excess cash flows once the note holders have received payment. In addition, please revise your risk factor on page 19, as applicable, to more specifically describe any related risks.

Liquidity and Capital Resources, page 50

5.   We note your response to comment 21a and your revised disclosure on page 53. Please expand your disclosure regarding credit enhancements to discuss your historical experience with excess monthly cash flow from your special purpose entities and your expectations for the future. In this regard, we note your disclosure on page 20 which indicates your ability to make distributions is materially impacted by the amount of excess cash flows from these subsidiaries.

Letter from Our Chief Executive Officer, page 65

6.   We note the letter to prospective investors beginning on page 65. Please tell us the purpose of this letter and how you intend to use it in connection with the offering.

7.   We note the disclosure on page 67 that your annualized monthly revenue exceeds $____ million. With a view towards disclosure, please tell us how you calculate this amount. Also, tell us why you believe disclosure is meaningful to investors particularly in light of the fact that it is not balanced with any other historical financial information regarding expenses or income. We may have further comment.

STORE Capital Corporation

Audited Consolidated Financial Statements

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies, page F-8

Basis of Accounting and Principles of Consolidation, page F-8

8.   We note your response to comment 26. Please provide us with a detailed analysis of how you determined that none of your special purpose entity subsidiaries are within the scope of the Variable Interest Entities subsections of ASC 810-10.

General

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

        You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Adviser, at (202) 551-3673 or me at (202) 551-3401 with any other questions.

                                        Sincerely,

                                        /s/ Jennifer Gowetski

                                        Jennifer Gowetski
                                        Senior Counsel

cc: Brian V. Caid
        Kutak Rock LLP